DIRECT DIAL (650) 470-4530 EMAIL ADDRESS KENTON.KING@SKADDEN.COM

January 4, 2013

Ms. Amanda Ravitz Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re:	MIPS Technologies, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed December 20, 2012
File No. 000-24487

Dear Ms. Ravitz:

On behalf of our client, MIPS Technologies, Inc., a company existing under the laws of the state of Delaware (the “Company”), and in connection with the filing of the Company's Form PRER14A (the “Proxy Statement”), we hereby submit the Company's response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated January 3, 2013.  Pursuant to our discussion, given the timing of the Company's annual meeting, we would appreciate your expeditious review of this response letter and the attached Exhibit A. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

General

1.
We note your response in prior comment 1.  With respect to the Patent Sale Agreement, please provide us additional information to help us understand how the sale of the patents may impact your results in future

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
January 4, 2013

periods. For example, we note that in connection with the sale of the patents, you will receive a license back for each patent. Discuss how your results of operations may differ in future periods as a result of you being a sublicensee of these patents as opposed to being the owner of the patents as you have been in the historical periods. Discuss how you considered any differences in determining whether pro forma financial information would be material to shareholders.

In response to the Staff's comment, we respectfully advise the Staff that we do not believe the sale of the patents will have any impact on our financial results for future periods.

MIPS Technologies generates revenue by licensing our architectures and processor cores.  As disclosed on page 1 of the Proxy Statement, we are retaining 82 of the patents in our patent portfolio.  As disclosed on page 6 of the Proxy Statement, MIPS Technologies will receive a worldwide, non-exclusive, irrevocable, sublicensable, transferable, royalty-free license to freely exploit the technologies covered by the assigned patents for use in connection with any product, service, technology, material or process of MIPS Technologies and its present and future customers.  We believe the patents on the retained patent list and the broad rights granted to MIPS Technologies under the assigned patents  encompass the patent assets and patent rights we need to license the MIPS Technologies architectures and processor cores.  Therefore, we expect to continue this business strategy without interruption and without any impact on our results of operations following the patent sale.

As disclosed on page 43 of the Proxy Statement, we entered into a license agreement with Broadcom Corporation on June 29, 2012, pursuant to which we granted Broadcom a non-exclusive license to our patents as of such date, for $26.5 million.  This license agreement was the first of its kind for MIPS Technologies and has never been a part of our historical business strategy.  Following the patent sale, we would lose the ability to enter into license agreements like the agreement entered into with Broadcom.  However, we entered into the license agreement with Broadcom in connection with our publicly announced strategy to unlock the value in our patent portfolio, as disclosed on page 40 of the Proxy Statement.  The proposed patent sale to Bridge Crossing for $350 million is the culmination of our efforts to monetize our patent portfolio and thus we would not entertain this business strategy after completing the patent sale.  Therefore, given that the agreement with Broadcom was an unprecedented event, we do not believe the inability

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
January 4, 2013

to pursue such agreements in future periods will have an effect on our future results of operations.

Moreover, the only rights that MIPS Technologies is giving up in the future as a result of being a licensee under the assigned patents as opposed to the owner of the assigned patents is the right to bring an infringement claim.  Historically, patent enforcement has not been a part of our business strategy and thus giving up the right to enforce these patents should not have an impact on our future results of operations.  Furthermore, we believe the retained patents, as well as our right to revoke the sublicenses granted under the retained patents in certain circumstances as disclosed on page 6 of the Proxy Statement, provide MIPS Technologies with ample protection to file a counterclaim for patent infringement in the event we were to receive a patent infringement claim.

For these reasons, it is believed that the pro forma financial information with respect to the patent sale is not material to our stockholders.

Background of the Proposed Transactions, page 40

2.
Please expand your response to prior comment 2 to further clarify the competing proposals that you discuss. In this regard, (i) clarify the “significant number” of patents in the offer from Party B, (ii) clarify Party G’s role in the proposed transaction discussed on the bottom of page 42 and whether and when Party G’s involvement ended, and (iii) clarify the size of the patent portfolio in the potential transaction with Party D discussed on page 45 and the substance of the board’s discussions, if any, regarding Party D’s proposal.

In response to the Staff's comment, the Company has revised its disclosure on pages 40, 42 and 45 of the Proxy Statement. Exhibit A hereto sets forth the revisions to the Proxy Statement.

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The Company acknowledges the following in regards to the filing:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
January 4, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We appreciate the time and attention you have given to these matters.  Please direct any further questions regarding this response letter to the undersigned by phone at (650) 470-4530 or via e-mail at Kenton.King@skadden.com.

Sincerely,

Kenton J. King

cc:	Gail H. Shulman, Esq.
MIPS Technologies, Inc.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
January 4, 2013

Exhibit A – Proposed Disclosure

1.	In response to comment #2, the disclosure on page 40 of the Company's Proxy Statement shall be revised as set forth below:

"In early 2012, we received a proposal from Party B, expressing an interest in a proposed exclusive licensing structure for ~~a significant number~~approximately half of our patents whereby we would receive guaranteed payments of $20 million over one year plus some portion of future net licensing revenue."

2.	In response to comment #2, the disclosure on page 42 of the Company's Proxy Statement shall be revised as set forth below:

"On May 25, 2012, our board of directors held a meeting.  Representatives of J.P. Morgan, Skadden Arps and members of our senior management were present at the meeting.  J.P. Morgan updated our board of directors on its discussions with potential partners, noting that Party F verbally expressed interest in possibly purchasing selected patent families from MIPS Technologies.  Mr. Vij noted to our board of directors that Imagination Technologies expressed interest in buying LicenseCo. A representative of J.P. Morgan then summarized the financial terms of the Bridge Crossing proposal for our board of directors and explained that Party G was a member of this consortium of companies interested in an acquisition or license to all of the MIPS Technologies patents and patent applications. Party G remained a member of Bridge Crossing for the duration of the negotiation of the patent sale. J.P. Morgan then led a discussion of the potential staged transaction of selling PatentCo and simultaneously selling LicenseCo to a separate buyer.  Our board discussed the opportunities and challenges that would be posed by the continuation of MIPS Technologies as an independent company assuming that a PatentCo transaction was completed but a LicenseCo transaction was not completed. Representatives of J.P. Morgan made a preliminary presentation concerning the valuation of MIPS Technologies, including related to its financial plan to monetize its patent portfolio.  After a lengthy discussion, our board of directors directed management and J.P. Morgan to expand the strategic review process to include potentially selling PatentCo and LicenseCo separately, while at the same time continuing to review alternatives for a sale of the entire company. Representatives of Skadden Arps reviewed with the directors their fiduciary duties."

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
January 4, 2013

3.	In response to comment #2, the disclosure on page 45 of the Company's Proxy Statement shall be revised as set forth below:

"On August 7, 2012, Bridge Crossing submitted a final proposal letter including a revised purchase price of $350 million in cash for the purchase of  PatentCo.  Bridge Crossing also included a mark-up of the draft patent sale agreement with its letter.  On that same day, Party D submitted a revised licensing proposal for substantially all of our patent portfolio whereby Party D and MIPS Technologies would form a licensing partnership for nine months, during which Party D would receive a fee of 15-35% of licensing revenues, plus reimbursement of any third party expenses.  After the nine-month licensing period, Party D would have an option to acquire the stock of MIPS Technologies, which would include the patent portfolio but not any cash or the operating business, for $100 to $130 million."